PARADIGM MEDICAL INDUSTRIES, INC.
2355 South 1070 West
Salt Lake City, Utah 84119 USA
Telephone:  (801) 977-8970
Facsimile:  (801) 977-8973

October 23, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Attn:     Kevin L. Vaughn
Accounting Branch Chief

Re:       Paradigm Medical Industries, Inc.
Amended Form 10-KSB for the Fiscal Year Ended December 31, 2007
Amended Form 10-Q for the Quarter ended March 31, 2008
Amended Form 10-Q for the Quarter ended June 30, 2008
File No. 000-28498

Dear Mr. Vaughn:

Paradigm Medical Industries, Inc. (the "Company") is in receipt of the letter dated October 22, 2008 with respect to the above-referenced Amended Form 10-KSB for the fiscal year ended December 31, 2007, the Amended Form 10-Q for the Quarter ended March 31, 2008, and the Amended Form 10-Q for the Quarter Ended June 30, 2008.  The Company's responses to the comments are set forth below.  For ease of reference, we have set forth the comments and the Company's responses as follows:

Amendment 3 to Form 10-KSB for the Year Ended December 31, 2007

Item 6.  Management's Discussion and Analysis or Plan of Operation, page 25

Critical Accounting Policies, page 25

1.
We note from your disclosures related to the valuation for the embedded derivatives and warrants associated with the convertible notes issued in fiscal 2005-2007 contain significant estimates and assumptions.  Please revise your critical accounting policies in future filings to include a discussion of the valuation methodologies utilized in determining the fair value of your derivative instruments and the significant assumptions utilized within each of these model.

October 23, 2008

_________________

Response:

The Company will revise the Critical Accounting Policies section in its future filings to include a discussion of the valuation methodologies utilized in determining the fair value of its derivative instruments and the significant assumptions utilized within each of the models.

Results of Operations, page 36

2.
We note here and within your amended March 31, 2008 and amended June 30, 2008 Forms 10-Q that you do not include a discussion of the significant components of your non-operating income.  Please revise your MD&A in future filings to include a discussion of the significant components of your non-operating income for each of the latest fiscal years and interim periods.  Refer to Item 303(b) of Regulation S-B and Item 303(a)-(b) of Regulation S-K.

Response:

The Company will revise the Management Discussion and Analysis section in its future filings to include a discussion of the significant components on its non-operating income for each of the latest fiscal years and interim periods.

Item 8A.  Controls and Procedures, page 41

3.
We note your response to prior comment 4 from our letter dated July 22, 2008.  We note that you do not identify the framework that management used to evaluate the effectiveness of your internal controls over financial reporting at December 31, 2007.  Please tell us and revise this section in future filings to disclose the framework used by management to evaluate the effectiveness of your internal controls over financial reporting as required by Item 308T(a)(2) of Regulation S-B.

Response:

In evaluating the effectiveness of its internal controls over financial reporting at December 31, 2007, management used the criteria or framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company will revise the Controls and Procedures section in future filings to disclose the framework used by management to evaluate the effectiveness of the Company's internal controls over financial reporting.

October 23, 2008

_________________

Exhibit 31.1 and Exhibit 31.2

4.
We note your response to prior comment 6 from our letter dated July 22, 2008.  We note here and your Amended March 31, 2008 and Amended June 30, 2008 Forms 10-Q filed pursuant to Exchange Act Rule 13a-14(a) are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X.  Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X, as applicable.

Response:

The Company will revise its future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X, as applicable.

If you have any questions concerning the foregoing responses, please do not hesitate to call me at (801) 977-8970 or (801) 924-8843.
V
Very truly yours,

/s/ Luis A. Mostacero
Luis A. Mostacero
Vice President of Finance and
Chief Financial Officer